HINDALCO

ADITYA BIRLA GROUP

05011567

AM:SJV:STOEX:332:2005

September 20, 2005

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street,
MUMBAI 400 001
(Stock Code - 500440).
FAX NO. 22723121/22722037/22722041

82-3428

SUPPL

Dear Sirs,

Re: Notice to the Stock Exchange pursuant to the terms of the Listing Agreements

Please refer to our earlier communication dated September 13, 2005.

The Board of Directors of the Company in their Meeting held on September 20, 2005, has approved the issue of Equity Shares for an amount not exceeding Rs. 2,500 crores to the existing Shareholders on rights basis (**"Rights Issue"**) to part finance its expansion projects. The Share Ratio for the Rights Issue will be 1:4, i.e., one right of Re. 1 each for every four equity shares of Re. 1 each held by the shareholder as on the Record Date to be announced later.

The Board has also approved the draft letter of offer placed before it.

The price per share for the Rights Issue would be decided by the Board and announced at a later date as may be agreed with the relevant statutory authorities.

As per the instrument approved by the Board, 25% of issue price shall be payable as application money, another 25% shall be payable between 9 and 12 months from the date of allotment and the balance 50% shall be payable between 18 to 24 months from the date of allotment.

We shall let you know the further developments in this regard.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
Company Secretary

PROCESSED
SEP 30 2005
FINANCIAL

HINDALCO

ADITYA BIRLA GROUP

National Stock Exchange of India Ltd
Exchange Plaza, Plot No. C/1,
"G" Block,
Bandra Kurla Complex
Bandra (East)
MUMBAI 400 051.
FAX NO. 2659 8237/38

CC:TO : Mr. Bonnie A. Schuman
The Corporation Trust Company
1209 Orange Street
Wilmington
Delaware –19801
U S A. 001-213 614 79 03

CC:TO : Mr. Daniel Schammo
Banque Internationale A Luxembourg
Societe Ananyme
69, Route d'Esch
L 2953 Luxembourg
FAX No. 00 352 4590 2010
TEL No. 00 352 4590-1

CC:TO: Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
United States of America.
001 202 55 13 450

HINDALCO
ADITYA BIRLA GROUP

Press Release

Hindalco Plans Rights Issue to Realise Global Aspirations

20, September 2005

The Board of Directors of Hindalco Industries Limited, at their meeting held on September 20, 2005, have decided to raise funds not exceeding Rs. 2,500 crores through the issue of equity shares on a rights basis. The Share Ratio for the Rights Issue will be 1:4, i.e., one right of Re. 1 each for every four equity shares of Re. 1 each held by the shareholder as on the Record Date to be announced later. The price per share for the Rights Issue would be decided by the Board and announced at a later date as maybe agreed with the relevant statutory authorities.

The funds raised through the Rights Issue would be utilized for part-financing the various projects under implementation by the Company. The Company has the following planned expansion projects with a total investment outlay of approximately Rs.12,000 crores:

- Brownfield expansion of its alumina facilities:
  - at Muri, Jharkand from 110,000 TPA to 450,000 TPA
  - at Belgaum, Karnataka from 350,000 TPA to 650,000 TPA
- Brownfield expansion of the aluminium facilities at Hirakud, Orissa from 65,000 to 146,000 TPA with captive power units
- Aditya Aluminium – A fully integrated greenfield aluminium complex in Orissa with an alumina capacity of 1.0 million TPA (expandable to 1.5 million TPA) and aluminium capacity of 260,000 TPA (expandable to 325,000 TPA)
- 55% Equity investment in Utkal Alumina International Limited, a Joint Venture company with Alcan Inc., for a 1.0-1.5 million TPA alumina facility in Orissa.

For HINDALCO INDUSTRIES LIMITED

MALIK
COMPANY SECRETARY

The Company has tied up debt financing to the extent of Rs.7,050 crores and expects to finance the balance requirement from the proceeds of this Rights Issue and surplus cash with the Company.

As per the instrument approved by the Board, 25% of the issue price shall be payable as application money, another 25% shall be payable between 9 and 12 months from the date of allotment and the balance 50% shall be payable between 18 and 24 months after the date of allotment.

Mr. Kumar Mangalam Birla, Chairman, Hindalco Industries Limited, commented, "Hindalco is at the threshold of its next phase of growth, and the planned expansions would transform the company to a global scale metal producer. The promoters are fully committed to the success of the offering".

Mr. D Bhattacharya, Managing Director, Hindalco Industries Limited, commented, "We have structured this instrument keeping in view the phased funding requirements of the Company and to provide investors with an option to pay in a phased manner while continuing to participate in the growth of the Company".

JM Morgan Stanley Private Limited and DSP Merrill Lynch Limited have been appointed as Managers to the proposed issue. Amarchand & Mangaldas & Suresh A. Shroff & Company have been appointed as legal advisors to the Company.

For more information, contact:
Mr. R. K. Kasliwal / Mr. J. Gopalakrishnan,
Tel: 91-22-2499 5477 / 2499 5653 / 5652 5000
Fax: 91-22-5652 5801
Email: rkasliwal@adityabirla.com, jgopal@adityabirla.com

For HINDALCO INDUSTRIES LIMITED

ANIL MALIK
COMPANY SECRETARY